FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January 2007

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F  ☒      Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    ]

NATIONAL BANK OF GREECE SA

PRESS RELEASE

Following completion, on 18 August 2006, of the acquisition of a 46% stake of the ordinary shares and 100% of the founder shares in Finansbank A.S., National Bank of Greece applied to the Capital Markets Board of Turkey for the mandatory public tender offer for the purchase of 44.3% of the ordinary shares of Finansbank, held by investors, pursuant to the provisions of the Capital Markets Board of Turkey Series IV Circular No. 8.

On 28 December 2006 the Capital Markets Board of Turkey decided that the offer price of USD 4.04 per 10 shares should be readjusted to USD 4.14 per 10 shares, taking into consideration (1) the difference in the values applied towards the calculation of the acquisition price of Finansbank Malta Ltd, subsidiary of Finansbank, and (2) the calculation of interest on the offer price of USD 4.04.

Subsequently, on 29 December 2006, National Bank of Greece applied to the Capital Markets Board of Turkey for a review of the said decision.

Athens, 2 January 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 3rd January, 2007

Chairman - Chief Executive Officer